3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John M. Ford

direct dial:  215.981.4009

direct fax:  215.981.4750

fordjm@pepperlaw.com

April 8, 2011

Via EDGAR

Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Equinox Funds Trust 1940 Act File No. 811-22447 1933 Act File No. 333-168569

Ladies and Gentlemen:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the “Act”), Equinox Funds Trust (the “Trust”) is hereby transmitting for filing Post-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).  The Amendment is being filed to register for offering and sale two new series of the Trust, the Equinox Event Driven Legends Fund and the Equinox Equity Long-Short Legends Fund (each, a “Fund”).  Upon effectiveness of the Amendment, each Fund will offer three classes:  (i) Class A shares that are subject to a Rule 12b-1 distribution fee (“12b-1 fee”) of 0.25% and a maximum front-end sales charge of 5.75%; (ii) Class C shares that are subject to a 12b-1 fee of 1.00%; and (iii) Class I shares.

If you have any questions or if there is any way we can facilitate your review of the Amendment, please contact the undersigned (telephone number: 215.981.4009) or John P. Falco, Esq. of this office (telephone number: 215.981.4659).

Very truly yours,
/s/ John M. Ford
John M. Ford

cc:	Mr. Robert Enck John P. Falco, Esq.